Fashionista Distributor Holdings Inc.

2F., No. 24, Sec. 1, Chongqing N. Rd., Datong Dist.

Taipei City, Taiwan (R.O.C.) 103

VIA EDGAR

June 13, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Aamira Chaudhry
Doug Jones
Alyssa Wall
Donald Field

Re:	Fashionista Distributor Holdings Inc. Registration Statement on Form S-1 Filed May 24, 2024 File No. 333-277616

Ladies and Gentleman:

Fashionista Distributor Holdings Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 6, 2024, regarding the Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on May 24, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. In response to the Staff’s comments, we are filing via Edgar the Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) simultaneously with the submission of this response letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Risks Related to Our Business and Industry

We depend on a few major customers...,

1.	Please disclose the timeframe over which the revenue associated with the six new agreements stated in the third paragraph is to be recognized.

In response to the Staff’s comment, we have amended our disclosure on page 7 of the Amended Registration Statement.

Dilution, page 23

2.	Please explain to us why the pre-offering book value per share changes in each scenario.

We respectfully advise the Staff that the pre-offering book value per share will not change in each scenario. We have amended our disclosure on page 23 of the Amended Registration Statement.

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please feel free to contact our counsel, Wei Wang, Esq., at Ellenoff Grossman & Schole LLP by telephone at (212) 370-1300.

Sincerely,

/s/ Yushun Ting
Yushun Ting, President and Chief Executive Officer

cc:	Wei Wang
Ellenoff Grossman & Schole LLP